File No. 82-5089

ZURICH

News Release

Zurich announces settlement with authorities in New York, Connecticut and Illinois

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, March 27, 2006 – Zurich Financial Services Group (Zurich) announced today that Zurich Holding Company of America (Zurich Holding) and Zurich American Insurance Company (ZAIC) reached a settlement with the attorneys general of New York, Connecticut and Illinois. In addition, ZAIC and Zurich Holding and its subsidiaries and affiliates authorized to transact insurance business in New York, reached a parallel settlement with the Superintendent of Insurance of the State of New York. These two agreements, which are collectively known as the "Three-State Agreement", relate to industry-wide investigations into broker compensation, insurance placement practices and "non-traditional" products. None of the Zurich parties to the "Three-State Agreement" admit to any violation of US federal or state laws as part of the settlement.

Specifically, the "Three-State Agreement"

- calls for payments of approximately USD 88 million in restitution to excess casualty policyholders and USD 65 million in fines;
- requires the implementation of new disclosure and compliance regimes;
- prohibits Zurich from paying contingent commissions on excess casualty business in the US through 2008;
- establishes a mechanism whereby Zurich would stop paying contingent commissions on other lines of business if 65% of the US market for a particular line of business is not paying such commissions; and
- requires additional reporting obligations on reinsurance transactions.



Last week, Zurich announced settlement agreements relating to broker compensation and insurance placement practices with a group of state attorneys general and state insurance departments that has since grown to 10 attorneys general and three departments of insurance, which other authorities may join. Together with the "Three-State Agreement", the total cost to Zurich will be approximately USD 325 million, which will be booked in the first quarter of 2006, plus attorneys' fees and payments to class action counsel in an amount to be determined by the court. The Group continues to cooperate with all remaining regulatory investigations.

James J. Schiro, Chief Executive Officer of Zurich, said, "The agreements concluded within the last two weeks represent significant progress in Zurich's efforts to resolve the uncertainty associated with certain industry-wide practices. This industry, like others before it, is undergoing a transformation, and these agreements will bring greater clarity to how Zurich will move forward to serve producers and customers in this new era of transparency." Mr. Schiro added "With our significantly enhanced compliance structure, and our company-wide commitment to ethical behavior and outstanding service, we have in place standards that promote the best interests of customers, agents, brokers and Zurich."

Note to editors:

Further information can be found at www.zurichna.com.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.